Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE SIX MONTHS ENDED JUNE 30, 2021

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Exhibit includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of U.S. securities laws. The terms “anticipates,” “expects,” “may,” “will,” “could,” “should” and other similar expressions identify forward-looking statements. All statements other than statements of historical facts are forward-looking statements. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements appear in a number of places throughout this Exhibit and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Exhibit. Important factors that could cause those differences include, but are not limited to: general local and global economic conditions; the political stability of our local region; outlook of the major and emerging end markets for our products, such as smartphones, high performance computing, internet of things, automotive electronics and digital consumer electronics; the volatility of the semiconductor and electronics industry; our ability to develop new technologies successfully and remain a technological leader; the increased competition from other companies and our ability to retain and increase our market share; overcapacity in the semiconductor industry; our reliance on certain major customers; the reliability of our information technology systems and resilience to any cyberattacks; our ability to maintain control over expansion and facility modifications; our ability to generate growth and profitability; our ability to hire and retain qualified personnel; our ability to acquire required equipment and supplies necessary to meet business needs; our ability to protect our technologies, intellectual property rights and third-party licenses; disruptive events, such as earthquakes or droughts; the COVID-19 pandemic; power and other utility shortages; construction issues as we expand our capacity; and fluctuations in foreign currency rates, in particular, any material appreciation of the NT dollar against the U.S. dollar, and our ability to manage such risks.

You should not place undue reliance on these forward-looking statements.

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity management plans, expectations as to the commercial production using 3-nanometer and more advanced technologies, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry, business expansion plans or new investments as well as business acquisitions and financing plans.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our Annual Reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

CERTAIN DEFINED TERMS AND CONVENTIONS

Unless the context otherwise requires, reference to:

•	“Obligor Group” are to TSMC Arizona Corporation and Taiwan Semiconductor Manufacturing Company Limited collectively;

•	“we,” “us,” “our,” “Company,” “Group” or “TSMC” in this report are to Taiwan Semiconductor Manufacturing Company Limited and its consolidated subsidiaries;

•	“R.O.C.” and “Taiwan” are references to the Republic of China, and all references to the “Government” refer to the government of the R.O.C.;

•	“NT$” and “NT dollar” are to the lawful currency of the R.O.C; and

•	“U.S. dollar” or “US$” are to the lawful currency of the United States of America.

Unless otherwise noted, for the convenience of the reader, certain NT dollar amounts have been translated into U.S. dollars at the rate of NT$27.91 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2021.

SELECTED FINANCIAL INFORMATION AND OPERATING DATA

The selected consolidated statements of profit or loss and other comprehensive income data and other consolidated financial data for the six months ended June 30, 2020 and 2021, and the selected consolidated statements of financial position as of June 30, 2021, set forth below, are derived from our unaudited condensed consolidated interim financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these unaudited condensed consolidated interim financial statements, including the notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”) and reviewed by our independent auditors.

	Six months ended June 30,
	2020	2021
	NT$	NT$	US$
	(in millions, except for earnings per share and per ADS)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data:
Net revenue	621,296	734,555	26,319
Cost of revenue	(295,819)	(358,546)	(12,847)
Gross profit before realized (unrealized) gross profit on sales to associates	325,477	376,009	13,472
Realized (unrealized) gross profit on sales to associates	(77)	27	1
Gross profit	325,400	376,036	13,473
Operating expenses	(65,844)	(79,695)	(2,855)
Other operating income and expenses, net	60	(136)	(5)
Income from operations	259,616	296,205	10,613
Non-operating income and expenses, net	8,959	8,235	295
Income before income tax	268,575	304,440	10,908

	Six months ended June 30,
	2020	2021
	NT$	NT$	US$
	(in millions, except for earnings per share and per ADS)
Income tax expense	(31,208)	(27,297)	(978)
Net income	237,367	277,143	9,930
Other comprehensive loss for the period, net of income tax	(9,235)	(4,235)	(152)
Total comprehensive income for the period	228,132	272,908	9,778
Net income attributable to shareholders of the parent	237,225	276,980	9,924
Net income attributable to non-controlling interests	142	163	6
Total comprehensive income attributable to shareholders of the parent	227,988	272,746	9,772
Total comprehensive income attributable to non-controlling interests	144	162	6
Basic/Diluted earnings per share	9.15	10.68	0.38
Basic/Diluted earnings per ADS equivalent	45.74	53.41	1.91
Basic/Diluted weighted average shares outstanding	25,930	25,930	25,930

	As of June 30, 2021
	NT$	US$
	(in millions, except for cash dividend per common share)
Consolidated Statements of Financial Position Data:
Current assets	1,241,104	44,468
Property, plant and equipment	1,722,679	61,723
Right-of-use assets	32,619	1,169
Intangible assets	26,535	951
Deferred income tax assets	36,181	1,296
Total assets	3,092,689	110,809
Current liabilities	659,558	23,632
Lease liabilities	21,031	753
Long-term bonds payable	410,465	14,707
Total liabilities	1,110,654	39,794
Capital stock	259,304	9,291
Equity attributable to shareholders of the parent	1,979,871	70,938
Non-controlling interests	2,164	77
Cash dividend paid per common share	5.0	0.2

	Six months ended June 30,
	2020	2021
	NT$	NT$	US$
	(in millions, except for percentages and operating data)
Other Consolidated Financial Data:
Gross margin	52.4%	51.2%	51.2%
Operating margin	41.8%	40.3%	40.3%
Net margin	38.2%	37.7%	37.7%
Capital expenditures	319,258	415,000	14,869
Depreciation and amortization	139,430	204,705	7,334
Cash generated by operating activities	373,364	415,255	14,878
Cash used in investing activities	(318,743)	(414,003)	(14,833)
Cash generated by (used in) financing activities	(34,845)	89,649	3,212
Effect of exchange rate changes	(7,561)	(3,090)	(111)
Net increase in cash	12,215	87,811	3,146
Operating Data:
Wafer (12-inch equivalent) shipment(1)	5,911	6,808	6,808

(1)	In thousands.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, certain financial data from our consolidated statements of profit or loss and other comprehensive income, expressed in each case as a percentage of net revenue:

	For the six months ended June 30,
	2020	2021
Net revenue	100.0%	100.0%
Cost of revenue	(47.6)%	(48.8)%
Gross profit	52.4%	51.2%
Operating expenses
Research and development	(8.0)%	(8.4)%
General and administrative	(2.1)%	(2.0)%
Marketing	(0.5)%	(0.5)%
Total operating expenses	(10.6)%	(10.9)%
Other operating income and expenses, net	0.0%	0.0%
Income from operations	41.8%	40.3%
Income before income tax	43.2%	41.4%
Income tax expense	(5.0)%	(3.7)%
Net income	38.2%	37.7%
Other comprehensive loss for the period, net of income tax	(1.5)%	(0.5)%
Total comprehensive income for the period	36.7%	37.2%
Net income attributable to shareholders of the parent	38.2%	37.7%
Net income attributable to non-controlling interests	0.0%	0.0%

Net Revenue and Gross Margin

	For the six months ended June 30,
	2020	2021		% Change in NT$ from 2020
	NT$	NT$	US$
	(in millions, except percentages)
Net revenue	621,296	734,555	26,319	18.2%
Cost of revenue	(295,819)	(358,546)	(12,847)	21.2%

Gross profit before realized (unrealized) gross profit on sales to associates	325,477	376,009	13,472	15.5%
Realized (unrealized) gross profit on sales to associates	(77)	27	1	—

Gross profit	325,400	376,036	13,473	15.6%

Gross margin percentage	52.4%	51.2%	51.2%	—

Net Revenue

Our net revenue increased by 18.2% in the six months ended June 30, 2021, compared to the same period in 2020, which was mainly attributed to a 15.2% increase in wafer shipments and an 11.7% increase in average selling price due to higher advanced technology (7-nanometer and below) revenue weighting, partially offset by a 7.1% appreciation of the NT dollar against the U.S. dollar.

Gross Margin

Our gross margin fluctuates with the level of capacity utilization, price change, cost improvement, product mix and exchange rates, among other factors. Furthermore, our gross margin would be negatively impacted in the period when a new technology is introduced.

In the six months ended June 30, 2021, our gross margin decreased to 51.2% of net revenue from 52.4% in the same period in 2020, mainly ascribed to an unfavorable impact of the NT dollar’s appreciation against the U.S. dollar, partially offset by higher capacity utilization.

Operating Expenses

	For the six months ended June 30,
	2020	2021		% Change in NT$ from 2020
	NT$	NT$	US$
	(in millions, except percentages)
Research and development	49,862	61,630	2,208	23.6%
General and administrative	12,798	14,351	514	12.1%
Marketing	3,184	3,714	133	16.6%

Total operating expenses	65,844	79,695	2,855	21.0%

Percentage of net revenue	10.6%	10.9%	10.9%	—
Other operating income and expenses, net	60	(136)	(5)	(326.7)%
Income from operations	259,616	296,205	10,613	14.1%

Operating margin	41.8%	40.3%	40.3%	—

Operating expenses increased by NT$13,851 million in the six months ended June 30, 2021, or 21.0%, compared to the same period in 2020.

Research and Development Expenses

We remain strongly committed to being the leader in advanced process technologies development. We believe that continuing investment in process technologies is essential for us to remain competitive in the markets we serve.

Research and development expenses increased by NT$11,768 million in the six months ended June 30, 2021, or 23.6%, from the same period in 2020. The increases were mainly attributed to a higher level of research activities for 2-nanometer, 3-nanometer and 4-nanometer process technologies, as we continued to advance to smaller processing nodes, partially offset by a lower level of research activities for 5-nanometer and 7-nanometer. We plan to continue our investment in technology research and development in 2021.

General and Administrative and Marketing Expenses

General and administrative and marketing expenses in the six months ended June 30, 2021, increased by NT$2,083 million, or 13.0%, compared to the same period in 2020, mainly reflecting a structural pay raise and higher employee profit sharing expenses due to higher net income.

Other Operating Income and Expenses

We recorded a net loss of NT$136 million from other operating income and expenses in the six months ended June 30, 2021, compared to a net gain of NT$60 million in the same period in 2020, primarily attributed to an impairment loss on property, plant and equipment of NT$274 million and higher depreciation of assets subject to operating leases of NT$123 million, partially offset by higher rental income of NT$247 million.

Non-Operating Income and Expenses

	For the six months ended June 30,
	2020	2021		% Change in NT$ from 2020
	NT$	NT$	US$
	(in millions, except percentages)
Share of profits of associates	1,434	2,424	87	69.0%
Interest income	5,468	2,890	103	(47.1)%
Other income	344	657	24	91.0%
Foreign exchange gain, net	3,155	6,124	219	94.1%
Finance costs	(940)	(1,907)	(68)	102.9%
Other gains and losses, net	(502)	(1,953)	(70)	289.0%

Net non-operating income	8,959	8,235	295	(8.1)%

Net non-operating income in the six months ended June 30, 2021, decreased by NT$724 million, or 8.1%, from NT$8,959 million in the same period in 2020, mainly due to lower interest income of NT$2,578 million and higher finance costs of NT$967 million compared to the same period in 2020. The decrease was partially offset by higher foreign exchange gain of NT$2,969 million compared to the same period in 2020.

Income Tax Expense

	For the six months ended June 30,
	2020	2021		% Change in NT$ from 2020
	NT$	NT$	US$
	(in millions, except percentages)
Income tax expense	(31,208)	(27,297)	(978)	(12.5)%

Net income	237,367	277,143	9,930	16.8%

Net income attributable to shareholders of the parent	237,225	276,980	9,924	16.8%

Net margin attributable to shareholders of the parent	38.2%	37.7%	37.7%	—

Income tax expenses decreased by NT$3,911 million in the six months ended June 30, 2021, or 12.5%, from the same period in 2020. The decrease was mainly due to the adjustment of surtax imposed on prior year’s unappropriated earnings in 2021, attributed to the deduction of capital expenditures from the unappropriated earnings.

Summary Financial Information of the Obligor Group

Basis of preparation

The following summarized financial information is presented for the Obligor Group on a combined basis after elimination of intercompany transactions between entities in the combined group and amounts related to investments in any subsidiary that is a non-guarantor.

This information is not intended to present the financial position or results of operations of the combined group of companies in accordance with U.S. GAAP.

Translations for financial data as of and for the year ended December 31, 2020 in this subsection, were made at the rate of NT$28.08 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020.

Statement of Income for Obligor Group

	For the year ended December 31, 2020		For the six months ended June 30, 2021
	NT$	US$	NT$	US$
	(in millions)
Net sales – external	490,354	17,463	246,790	8,843
Net sales – to subsidiaries outside of the Obligor Group	824,439	29,360	482,744	17,296
Total net sales	1,314,793	46,823	729,534	26,139
Gross profit	682,004	24,288	361,889	12,966
Income from continuing operations	543,465	19,354	285,046	10,213
Net income	510,744	18,189	276,989	9,924
Net income attributable to Obligor Group	510,744	18,189	276,989	9,924

Balance Sheet for Obligor Group

	As of December 31, 2020		As of June 30, 2021
	NT$	US$	NT$	US$
	(in millions)
Assets
Current assets – external	477,878	17,019	520,070	18,634
Current assets – due from subsidiaries outside of the Obligor Group	103,193	3,675	124,287	4,453
Total current assets	581,071	20,694	644,357	23,087
Non-current assets – external	1,607,298	57,240	1,787,537	64,047
Non-current assets – due from subsidiaries outside of the Obligor Group	545,009	19,409	552,826	19,807
Total non-current assets	2,152,307	76,649	2,340,363	83,854
Total assets	2,733,378	97,343	2,984,720	106,941

Liabilities
Current liabilities – external	602,920	21,471	632,598	22,666
Current liabilities – due from subsidiaries outside the Obligor Group	92,329	3,288	108,574	3,890
Total current liabilities	695,249	24,759	741,172	26,556
Non-current liabilities – external	203,318	7,241	263,677	9,447
Non-current liabilities – due from subsidiaries outside of the Obligor Group	—	—	—	—
Total non-current liabilities	203,318	7,241	263,677	9,447
Total liabilities	898,567	32,000	1,004,849	36,003

Liquidity and Capital Resources

Our sources of liquidity include cash flow from operations, cash and cash equivalents, current portion of marketable financial assets and issuances of corporate bonds.

Our primary source of liquidity is cash flow from operations. Cash flow from operations for the six months ended June 30, 2021, was NT$415,255 million (US$14,878 million), reflecting an increase of NT$41,891 million compared to the same period in 2020.

Our cash, cash equivalents and current portion of marketable financial assets increased to NT$870,835 million (US$31,202 million) as of June 30, 2021, compared to NT$605,016 million as of June 30, 2020. The current portion of marketable financial assets primarily consisted of fixed income securities. During the six months ended June 30, 2021, we issued NT dollar-denominated corporate bonds totaling NT$60,000 million (US$2,150 million) and U.S. dollar denominated corporate bonds of US$3,500 million.

We believe that our cash generated from operations, cash and cash equivalents, current portion of marketable financial assets, and ability to access capital markets will be sufficient to fund our working capital needs, capital expenditures, debt repayments, dividend payments and other business requirements associated with existing operations over the next 12 months.

	For the six months ended June 30,
	2020	2021
	NT$	NT$	US$
	(in millions)
Net cash generated by operating activities	373,364	415,255	14,878
Net cash used in investing activities	(318,743)	(414,003)	(14,833)
Net cash generated by (used in) financing activities	(34,845)	89,649	3,212
Effect of exchange rate changes on cash and cash equivalents	(7,561)	(3,090)	(111)
Net increase in cash and cash equivalents	12,215	87,811	3,146

Cash and cash equivalents increased by NT$87,811 million in the six months ended June 30, 2021.

Operating Activities

In the six months ended June 30, 2021, we generated NT$415,255 million (US$14,878 million) net cash from operating activities, as compared to NT$373,364 million in the same period in 2020. The net cash generated from operating activities was primarily from NT$304,440 million in income before tax and NT$204,705 million in non-cash depreciation and amortization expenses, partially offset by income tax payments, changes in working capital and others of NT$93,890 million. The increase in depreciation and amortization expenses in the six months ended June 30, 2021 was mainly attributed to continuing investment in production capacity for advanced technologies. In the six months ended June 30, 2020, net cash generated from operating activities was primarily from NT$268,575 million in income before income tax and NT$139,430 million in non-cash depreciation and amortization expenses, partially offset by income tax payments, changes in working capital and others of NT$34,641 million.

Investing Activities

In the six months ended June 30, 2021, net cash used in investing activities was NT$414,003 million (US$14,833 million), as compared to NT$318,743 million in the same period in 2020. The primary use of cash in investing activities in the six months ended June 30, 2021 was for capital expenditures of NT$415,000 million.

In the six months ended June 30, 2020, net cash used in investing activities was primarily for capital expenditures of NT$319,258 million.

Financing Activities

In the six months ended June 30, 2021, net cash generated in financing activities was NT$89,649 million (US$3,212 million), as compared to net cash used in financing activities of NT$34,845 million in the same period in 2020. The net cash generated in financing activities in the six months ended June 30, 2021 was mainly from proceeds from issuance of corporate bonds and increases in short-term loans, partially offset by cash dividend payments.

In the six months ended June 30, 2020, net cash used in financing activities was primarily for cash dividend payments and repayments of corporate bonds, partially offset by proceeds from issuance of corporate bonds and increases in short-term loans.